SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

National Research Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
__________________________________________________________________________________
(Title of Class of Securities)

637372202
__________________________________________________________________________________
(CUSIP Number)

Thomas Richardson
Arnold & Porter Kaye Scholer LLP
601 Massachusetts Ave., NW
Washington, D.C. 20001-3743
202-942-5171
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Richardson, as the Trustee of Common Property Trust and as Manager of Common Property Trust LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,854,284
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,854,284
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,854,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 16.2%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)
The percentage indicated is based upon 23,854,428 shares of common stock outstanding as of February 13, 2024, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 27, 2024.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Common Property Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,854,284
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,854,284
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,854,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 16.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 23,854,428 shares of common stock outstanding as of February 13, 2024, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 27, 2024.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Common Property Trust LLC (85-3188822)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,854,284
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,854,284
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,854,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 16.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 23,854,428 shares of common stock outstanding as of February 13, 2024, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 27, 2024.

CUSIP NO.:  637372202

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D, which relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Delaware corporation (the “Issuer”), is being filed on behalf of Thomas Richardson, as Trustee of Common Property Trust and as Manager of Common Property Trust LLC (the “Trustee”),  Common Property Trust (the ”Trust”), and Common Property Trust LLC (“CPT LLC”) to amend the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), originally filed on March 22, 2021.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set for in the Schedule 13D.  The address of the principal executive offices of the Issuer is 1245 Q Street, Lincoln, Nebraska 68508.

Item 5.	Interest in Securities of the Issuer.

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 23,854,428 shares of Common Stock outstanding as of February 13, 2024):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trustee, the Trust, and CPT LLC	Common Stock –3,854,284	16.2%

CPT LLC directly owns 3,854,284 shares of Common Stock and has sole voting and dispositive power over such shares.  The Trust owns all of the equity interests of CPT LLC.  The Trustee is the trustee of the Trust and is the manager of CPT LLC.  Accordingly, the Trustee and the Trust may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by CPT LLC and the Trustee may be deemed to have sole voting and dispositive power with regard to shares of Common Stock held by the Trust.

(b) The Trustee has sole voting and dispositive power of the Common Stock beneficially owned by the Trust and CPT LLC for reasons described in Item 5(a).

(c) The following transactions in the Common Stock have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares	Price Per Share	Where and How Transaction was Effected
Trustee, the Trust, and CPT LLC	03/01/2024	598,653	$40.54	Private sale

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated March 18, 2021, by and among Common Property Trust, Common Property Trust LLC, and Thomas Richardson as Trustee of Common Property Trust and Manager of Common Property Trust LLC (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).

Exhibit 99.2
Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and Common Property Trust LLC, a Delaware limited liability company (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).

Exhibit 99.3
Promissory Note issued by Common Property Trust LLC, in favor of Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust under agreement dated October 24, 2018 (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).

Exhibit 99.4	Guaranty of Amandla LLC, dated March 11, 2021 (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).
Exhibit 99.5
Power of Attorney of Common Property Trust and Thomas Richardson as Trustee of Common Property Trust (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).

Exhibit 99.6
Power of Attorney of Common Property Trust LLC and Thomas Richardson as Manager of Common Property Trust LLC (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on March 22, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Thomas Richardson, as Trustee of the Common Property Trust

/s/ Thomas Richardson, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed with the SEC

COMMON PROPERTY TRUST, by Thomas Richardson, as Trustee

/s/ Thomas Richardson, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed with the SEC

Thomas Richardson, as Manager of Common Property Trust LLC

/s/ Thomas Richardson, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed with the SEC

COMMON PROPERTY TRUST LLC, by Thomas Richardson, as Trustee

/s/ Thomas Richardson, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed with the SEC

Dated: March 5, 2024